Exhibit 99.2

Absolute Software Corporation

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102)

In accordance with Section 11.3 of National Instrument 51-102—Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting (the “Meeting”) of the shareholders of Absolute Software Corporation (the “Company”) held virtually on December 9, 2020.

Setting of Number of Directors

At the Meeting, shareholders voted to set the number of directors at six, as follows:

For	%	Against	%
26,094,297	99.93%	17,418	0.07%

Election of Directors

At the Meeting, shareholders voted to elect the following directors, as follows:

	For	%	Withheld	%
Daniel Ryan	24,170,171	92.56%	1,941,544	7.44%
Lynn Atchison	26,029,717	99.69%	81,998	0.31%
Gregory Monahan	24,157,498	92.52%	1,954,217	7.48%
Salvatore (Sal) Visca	24,060,554	92.14%	2,051,161	7.86%
Gerhard Watzinger	23,568,449	90.26%	2,543,266	9.74%
Christy Wyatt	23,770,881	91.04%	2,340,834	8.96%

Appointment of Auditors

At the Meeting, shareholders voted to appoint Deloitte LLP, Chartered Professional Accountants as the auditor of the Company for the ensuing year and authorized the directors to fix the remuneration to be paid to Deloitte LLP as follows:

For	%	Withheld	%
26,510,512	98.85%	309,560	1.15%

For additional information, please see the Management Information Circular of the Company dated November 6, 2020 and filed in connection with the Meeting, which is available on the Company’s website at www.absolute.com, under the Company’s profile on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Dated this 10th day of December 2020.